UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42776

Polibeli Group Ltd

(Exact name of registrant as specified in its charter)

Landmark Pluit Tower D 5th & 6th Floor.
Jl. Pluit Selatan Raya, Pluit, Penjaringan,
Kota Jakarta Utara, Daerah Khusus Ibukota Jakarta 14450
Republic of Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Polibeli Group Ltd Signs Tencent Cloud Resale Integration and Distribution Agreements to
Support Enterprise AI Expansion

Polibeli Group Ltd (NASDAQ: PLBL) (“Polibeli” or the “Company”) announces that cooperation agreements covering Tencent Cloud service resale, product integration and distribution have been executed and become effective (the “Agreements”). The cooperation establishes a commercial framework for the Company to bring together technology services, expand sales channels and advance its enterprise artificial intelligence (AI) application business plans.

Under the Agreements, the Company may, on a non-exclusive basis and within the agreed territories and conditions, sell Tencent Cloud services to eligible end users and, subject to the applicable licenses and accepted purchase orders, integrate or bundle specified services with products that the Company owns or licenses. The Company may also develop a network of qualified second-level resellers to expand customer coverage through direct sales and channel cooperation as authorized under the Agreements. The Agreements do not specify an aggregate transaction amount or guarantee customer referrals, orders or revenue, and purchases and related commitments are governed by specific orders and applicable partner policies. The parties may pursue marketing opportunities and coordinate business activities in accordance with the Agreements.

Tencent Cloud’s international product portfolio spans cloud computing, storage, databases, large models and AI agents, including WorkBuddy, an AI workbench for office tasks, coding and creative work. The Company plans to use the promotion and application of WorkBuddy in overseas markets as its initial focus for the cooperation. It intends to explore product sales, application support and services tailored to enterprise office and business workflows. The specific scope and implementation of these activities will be subject to applicable product permissions, orders and related arrangements.

The Company believes that starting with specific products and customer use cases can help translate its AI strategy into practical market development and service delivery. Through its initial activities, the Company intends to build its understanding of customer needs, implementation experience and service capabilities. It also plans to evaluate opportunities to expand into other Tencent Cloud products and services based on market feedback and product suitability.

The Company intends to explore cooperation with channel partners that have overseas customer relationships and service capabilities under the distribution framework. By coordinating direct sales with downstream channels, it plans to connect product promotion, customer needs assessment and service delivery, gradually expanding its coverage in overseas markets permitted under the Agreements and building a foundation for future AI applications and related services.

Forward-Looking Statements

This report on Form 6-K contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “targets,” “projects,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” “potential,” “continue,” and similar expressions. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements.

Forward-looking statements in this report include the anticipated benefits of the Tencent Cloud cooperation; plans to begin with WorkBuddy promotion and application in overseas markets; development of product sales, integration, application support and enterprise AI services; recruitment of channel partners and second-level resellers; expansion of overseas customer coverage; development of reusable delivery capabilities; and potential opportunities involving additional Tencent Cloud products and services.

Actual results and the timing of events may differ materially from those expressed or implied. Relevant risks include product availability; changes in product features, prices and partner policies; customer demand, competition and channel recruitment; the Company’s technical, staffing and delivery capabilities; costs, margins, working capital and customer or reseller payment defaults; AI output reliability, intellectual property, cybersecurity, privacy and cross-border data requirements; applicable laws, export controls and sanctions; and suspension, early termination, expiry or non-renewal of the Agreements. There can be no assurance that these plans will be implemented successfully or generate a profit. Further risks are described in the Company’s filings with the SEC. These statements speak only as of the date of this report. The Company undertakes no obligation to update or revise them, except as required by applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Polibeli Group Ltd

	By:	/s/ Fucheng Yan
	Name:	Fucheng Yan
	Title:	Chairman and Director

Date: October 19, 2026

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